ALBERO, CORP.
22 Mount Davys Rd., Cullybackey, Ballymena
Co. Antrim, Northern Ireland BT421JH
Tel. 00447751273487

April 9, 2015

Ms. Julie Griffith,
United States
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:	Albero, Corp.
Amendment No.2 to
Registration Statement on Form S-1
Filed February 20, 2015
File No. 333-201365

Dear Ms. Julie Griffith:

In accordance with your phone conversation with Matheau J. W. Stout, Esq., the Company’s attorney, held on March 24, 2015, Albero Corp. files Amendment No.3 to the Registration Statement on Form S-1 that includes updated auditor consent.

Please direct any further comments or questions you may have to the company at alberocorp@gmail.com.

Thank you.

Sincerely,

/s/ Andriy Berezhnyy
Andriy Berezhnyy, President